UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated June 15, 2017

Commission File Number 001-35785

Sibanye Gold Limited

(Translation of registrant’s name into English)

Libanon Business Park

1 Hospital Street (off Cedar Avenue)

Libanon, Westonaria, 1780

South Africa

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Sibanye Gold Limited

Incorporated in the Republic of South Africa

Registration number 2002/031431/06

Share code: SGL

ISIN - ZAE000173951

Issuer code: SGL

(“Sibanye Gold”, “Sibanye” and/or “the Group”)

Dealing in securities

Westonaria, 15 June 2017. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (“the Listings Requirements”) Sibanye wishes to advise the following in respect of directors’ dealings:

Director’s Name	:	Keith Rayner
Company	:	Sibanye
Date of transaction	:	13 June 2017
Nature of transaction	:	on market purchase of shares
Number of shares purchased	:	30 000
Price	:	High - R16.90 Low - R16.84 VWAP - R16.88
Value of transaction excluding costs	:	R506 400.00
Class of security	:	shares
Extent of interest	:	Indirect beneficial

Director’s Name	:	Keith Rayner
Company	:	Sibanye
Date of transaction	:	14 June with regard to excess allocation
Nature of transaction	:	Subscription for shares arising from the Sibanye Rights Offer
Number of shares subscribed	:	29 in terms of excess allocation
Subscription price	:	R11.28
Value of transaction	:	R327.12
Class of security	:	Ordinary shares
Extent of interest	:	Direct beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities was obtained.

ENDS

Contact:

James Wellsted

SVP Investor Relations

Sibanye Gold Limited

+27 83 453 4014

james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibanye Gold Limited

Date: June 15, 2017	By:	/s/ Charl Keyter
		Name:	Charl Keyter
		Title:	Chief Financial Officer

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